RICHARD FEINER
                                 Attorney at Law
                        381 Park Avenue South, Suite 1601
                            New York, New York 10016
                              Tel. No. 212-779-8600
                        Telecopy Number - (212) 779-8858
                         e-mail: Rfeiner@Silverfirm.com

                                                June 3, 2004

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002

      Re:   Capital Gold Corporation
            Registration Statement on Form SB-2, SEC File No. 333-123216 Form 10-KSB for the year ended July 31, 2004, SEC File No. 0-13078 Form 10-QSB for the quarter ended October 31, 2004, SEC File No. 0-13078

Dear Mr. Schwall:

I am counsel to Capital Gold Corporation (the "Company"). The Company hereby responds to all of the comments contained in your April 8, 2005 comment letter. Response numbers correspond to the comment numbers in your letter.

Please note that the Company is refraining from filing Amendment No. 1 to its Registration Statement on Form SB-2 ("SB-2/A") until the Commission has reviewed this response letter. Pursuant to comment no. 5, the Company provided Mr. Baer at the Commission, as supplemental information, the requested technical data. I understand that there may be additional engineering comments. The Company will file the SB-2/A after it has received and has had an opportunity to respond to such comments.

General

1. The comment is duly noted. Parallel changes will be made as requested by the Staff.

Securities and Exchange Commission
June 3, 2005

Page - 2

Form SB-2

Selling Stockholders

2. Only one selling stockholder has indicated that it has an NASD affiliation. That selling stockholder is Standard Bank London Limited ("SBLL"). SBLL has indicated to the Company that it is affiliated with Standard New York Securities Inc. ("SNYS"), a member of the NASD and that SNYS will not be involved in any decisions related to the exercise of the warrants owned by SBLL or the resale of the shares issuable upon exercise of these warrants. The Selling Stockholder table in SB-2/A will disclose that SBLL is an affiliate of a broker-dealer. In addition, the "How the Shares May Be Distributed" section will include disclosure that each selling stockholder who is affiliated with a registered broker-dealer has advised the Company that it purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

How the Shares May Be Distributed

3.    The disclosure will be revised in SB-2/A as requested by the Staff.

The relevant disclosure in the original registration statement was as follows:

"Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction."

This paragraph as will be revised in SB-2/A will be as follows:

"The selling stockholders have been apprised that, if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to how the shares may be distributed, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission."

Securities and Exchange Commission
June 3, 2005

Page - 3

Form 10-KSB for the year ended July 31, 2004

Controls and Procedures

4. Prior to the Company's receipt of proceeds from its private placement in February 2005, the Company had limited resources. Following the private placement, the Company retained a consultant to assist with accounting and financial matters and strengthening its controls and procedures. As controls and procedures are strengthened, the Company believes that it eventually will be able to provide clear and unqualified disclosure in its SEC periodic reports. With regard to the Form 10-KSB for the fiscal year ended July 31, 2004 ("2004 10-KSB") and the Forms 10-QSB for the quarters ended October 31, 2004 and January 31, 2005 ("October 2004 and January 2005 Forms 10-QSB"), the Company believes that the disclosure made therein, including the matters identified therein, are appropriate. In this regard, as suggested by the Staff in comment no. 4, the Company would insert the following disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters prior to the last sentence in item 8A of the 2004 10-KSB and in item 3 of the October 2004 and January 2005 Forms 10-QSB:

"Prior to the funding of our private placement in February 2005, we had limited financial and personnel resources. During the periods covered by this report, our process of maintaining internal controls consisted of the following: Our office manager inputs all U.S. bills and bills for payment in U.S. dollars for processing into an accounting software system. Any bills of a significant or non-recurring nature are reviewed and approved by our Treasurer, Gifford Dieterle. U.S. bills chargeable to Mexican operations also are reviewed and approved by Jack Everett, one of our Vice Presidents. The office manager then creates the checks and sends them out for payment. The office manager produces a cash payment report which is reviewed and approved by Mr. Dieterle. All bills from our Mexican operations are input into an accounting software system by our bookkeeper in Mexico. These Mexican bills are reviewed and approved by Jack Everett and are then paid by our bookkeeper in Mexico. Our bookkeeper in Mexico produces a cash payment report which is reviewed and approved by Mr. Everett.

U.S. Cash receipts and deposit reports are reviewed by Mr. Dieterle before any information is recorded in the accounting software and verified through a monthly review of internal reports. There is no cash received in Mexico other than funds wired to Mexico from the New York office and, on occasion, a return of ad velorem tax on goods and services purchased in Mexico. The U.S. bank accounts are reconciled on a monthly basis and are reviewed by Mr. Dieterle. The Mexican bank accounts are reconciled on a monthly basis and are reviewed by Mr. Everett. Mr. Everett regularly informs Mr. Dieterle about Mexican bills that are paid and other activities in Mexico. All employees and consultants regularly report their activities on our behalf to Mr. Dieterle. Mr. Dieterle and our other officers and directors regularly discuss our business activities. Mr. Dieterle believes that the foregoing controls and procedures are effective in ensuring that material information is accumulated and communicated to him and our other management, as appropriate to allow timely decisions regarding required disclosure."

Securities and Exchange Commission
June 3, 2005

Page - 4

Engineering Comments

5. The Company responded to the Engineering comments supplementally on April 28, 2005. The cover letter to that supplemental response was also filed on Edgar.

Closing Comments

The Closing Comments are duly noted.

                                                Very truly yours,


                                                s/Richard Feiner
                                                ----------------
                                                Richard Feiner

cc:   Capital Gold Corporation